To: Members of Board, Deyu Agriculture Corp;

CC: Mr. C. Parker, Legal Counsel, K&L Gates

Date: March 31st, 2014, New York, New York USA

Sent via email

Dear Board Members:

Mr. Chen and Mr. Poulsen hereby resign as Chief Executive Officer and President of Deyu Agriculture Corp. respectively, effective at 5:30pm on March 31st, 2014.

We have made this decision because our longstanding concerns about certain financial, legal, strategic, and operational issues have not been satisfactorily resolved. We have encountered serious difficulties addressing these issues in the company despite our attempts to strengthen the company’s internal controls and business operations. Unfortunately, the existence of these internal-control deficiencies, the lack of proper corporate governance, and the recently deteriorated working conditions due to the company’s ongoing refusal to adequately fund the US operations have prevented us from carrying out our duties as the CEO and President of the company.

We are thankful to have had these opportunities to serve the company and wish the very best for the company’s future.

Sincerely yours,

/s/ Greg Chen	/s/ Jan Poulsen
Greg Chen	Jan Poulsen